STOCK PURCHASE AGREEMENT

                       by and between

                      E-DATA ALLIANCE CORP.,
                      a Texas corporation

                             and

                  RHINO ENTERPRISES GROUP, INC.,
                      a Nevada corporation




         Dated to be effective as of December 17, 1999

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                STOCK PURCHASE AGREEMENT

    THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered to be effective as of the 17th day of December, 1999, by and between E-DATA ALLIANCE CORP., a Texas corporation ("E-Data"), and RHINO ENTERPRISES GROUP, INC., a Nevada corporation ("Rhino").

    WHEREAS, E-Data currently has Ten Thousand (10,000) shares of common stock, par value $1.00 per share, issued and outstanding, which constitutes all of the issued and outstanding shares of the common stock of E-Data;

    WHEREAS, the parties have reached an understanding with respect to the issuance and sale by E-Data and the purchase by Rhino of Ten Thousand (10,000) shares of newly issued common stock, par value $1.00 per share, so that E-Data will have Twenty Thousand (20,000) shares of common stock issued and outstanding after issuing such shares of common stock to Rhino.

    NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties mutually covenant and agree as follows:

    1.  Purchase and Sale of Stock.

    (a) Purchase of Shares. Subject to the terms and conditions of this Agreement, on the Closing Date E-Data shall issue and sell to Rhino, and Rhino shall purchase from E-Data, Ten Thousand (10,000) shares of common stock (the "E-Data Common Shares") of E-Data, free and clear of all obligations, liens, security interests or encumbrances of every type and description.

    (b)  Payment for Purchased Stock.  Rhino shall deliver to E-
Data the following compensation (collectively the "Stock Purchase
Price"):

    (i) A cash payment of One Hundred Thousand and No/100 Dollars ($100,000.00), which shall be due at Closing;

    (ii) Evidence of the cancellation of those certain Promissory Notes dated September 28, 1999 and October 22, 1999, respectively (collectively the "Notes"), each in the amount of $50,000, owed by E-Data to Digital Information & Virtual Access, Inc, a Nevada corporation ("DIVA"); and

    (iii) An advertising/marketing credit (the "Marketing Credit") of $800,000 with Money Business, Inc., a Texas corporation DBA The Underground Shopper.

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    (c)  Closing.  The "Closing Date" shall be December 17, 1999, or such other date as E-Data and Rhino may mutually agree upon in writing. The place of "Closing" shall be at the offices of Rhino, or such other location that the parties hereto may agree upon in writing.

    2. Representations and Warranties of E-Data. E-Data represents and warrants to Rhino as follows:

    (a)  Organization and Standing of E-Data.   E-Data is a
corporation duly organized, validly existing and in good standing under the laws of the State of Texas, and is qualified to do business in all states where it does business.

    (b) Capitalization. E-Data's entire authorized capital consists of One Million (1,000,000) shares, par value $1.00 per share, of which immediately prior to the Closing of the transaction contemplated in Paragraph 1(a) hereof, Ten Thousand (10,000) shares shall be issued and outstanding. All of the outstanding common shares are fully paid and nonassessable. At the Closing, there will be no agreements, arrangements or understandings to which E-Data is a party or by which it is bound with respect to the acquisition, disposition or voting of any capital stock of E-Data, other than this Agreement.

    (c) Authority of E-Data. The execution of this Agreement by E-Data and the consummation by E-Data of the transactions contemplated in this Agreement have been duly authorized and approved by all necessary corporate action, including any requisite board of director and shareholder approval, and these authorizations have not been amended or revoked. E-Data has the power and requisite authority to enter into this Agreement and consummate the transaction contemplated by this Agreement. This Agreement has been duly executed and delivered and constitutes the valid and binding obligation of E-Data, enforceable against them in accordance with its terms.

    (d) Disclosure. No representation or warranty made by E-Data in this Agreement or in any writing, certificate or financial statement, furnished or to be furnished in connection with the transaction contemplated in this Agreement, contains or will contain any misstatement of a material fact or omit to state a material fact necessary to make the statement contained herein not misleading. Additionally, E-Data has disclosed what it believes to be all material matters to Rhino needed to properly evaluate the advisability of investing in E-Data, including, without limitation, all claims or potential claims against E-Data.

    (e) Claims. As of the date hereof, E-Data has no claims against Rhino or DIVA or their respective officers, directors, agents and employees, which are not reflected in the Stock Purchase Price hereunder. In this regard, E-Data hereby waives any and all claims, causes, causes of action, whether in contract or in tort, whether known or unknown, of any nature whatsoever, now existing or hereafter arising, against Rhino or DIVA.

    3. Representations and Warranties of Rhino. Rhino represents and warrants to E-Data that as of the date hereof, Rhino has no claims against E-Data or its officers, directors, agents and

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employees, which are not reflected in the Stock Purchase Price hereunder. In this regard, Rhino hereby waives any and all claims, causes, causes of action, whether in contract or in tort, whether known or unknown, of any nature whatsoever, now existing against E-Data, except as may arise pursuant to E-Data's representations and warranties and covenants set forth herein.

    4. Conditions to Rhino's Obligations. All obligations of Rhino to close under this Agreement are subject to the following conditions (which may be waived only at Rhino's option) existing on the Closing Date or such other date as the context may require.

   (a) Representations and Warranties. Each of E-Data's representations and warranties in this Agreement shall be true at the Closing Date as though such representations and warranties were made and as of that date.

     (b) Operations. From the date of this Agreement to the Closing Date, E-Data's business, properties and assets shall have been operated and conducted in the normal course of business.

    5. Covenants of E-Data and Rhino. The parties hereby covenant to each other as follows:

    (a) As of the Closing Date, E-Data and Rhino shall have duly executed and delivered or shall simultaneously therewith duly execute and deliver all other instruments or documents contemplated herein, provided all of the terms and conditions contained therein have been performed and fulfilled.

    (b) As of the Closing Date, E-Data and Rhino shall cause the appropriate parties to execute and deliver all other instruments or documents contemplated herein, provided all of the terms and conditions contained therein have been performed and fulfilled.

    6.  Deliveries at Closing and Post-Closing Deliveries.

    (a)  Transfer Documents.  At the Closing on the Closing Date,
E-Data shall execute, acknowledge and deliver to Rhino, one or more stock certificates sufficient to issue to Rhino all right, title and interest in and to the E-Data Common Shares.

    (b)  Cash Purchase Price.  At or before the Closing on the
Closing Date, Rhino or its designee shall pay the Stock Purchase
Price, as set forth in Section 1(b)(i) above, to E-Data in cash or ready funds.

    (c) Cancellation of Notes and Marketing Credit. At the Closing or the Closing Date, Rhino shall deliver (i) evidence of cancellation of the Notes, and (ii) evidence of the Marketing
Credit.

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    (d)  Shareholder Agreement.  At or before the Closing on the
Closing Date, Rhino and all other shareholders of E-Data shall enter into a Shareholder Agreement, the form of which is attached hereto as Exhibit A.

     (e) Additional Documents. Each of the parties hereto upon request of the other or their respective counsel will at the Closing Date, and from time to time thereafter, execute and deliver to each other all such instruments and documents of further assurance, conveyance, confirmation of title, or otherwise, and will do any and all such acts and things as may reasonably be required to carry out their respective obligations under this Agreement.

    7.  General.

    (a) Actions After the Closing. After the date of Closing, the parties shall execute and deliver such other and further instructions and perform such other and further acts as may reasonably be required fully to consummate the transactions contemplated hereby.

    (b) Brokerage. The parties hereby represent and warrant to each other that they have not contracted with any broker, finder or other party in connection with this transaction, and they have not taken any action which will result in any broker's, finder's or other fees being duly payable to any party with respect to the transaction contemplated hereby. Each party hereby agrees to indemnify and hold the other parties harmless from any loss, liability, damage, costs or expenses (including reasonable attorneys' fees) resulting to the other parties by reason of the breach of the representation and warranty made by such party herein.

    (c) Execution of Counterparts. For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same document.

    (d) Notices. All notices which are required or may be given pursuant to the terms of this Agreement shall be in writing and shall be sufficient in all respects if delivered personally or by registered or certified mail or by recognized courier, postage prepaid, as follows:

    If to E-Data to:

    e-Data Alliance Corp.
    P.O. Box 3286
    Grapevine, Texas 76099
    Attn:   Chris Miltenberger, President

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    If to Rhino to:

    Rhino Enterprises Group, Inc.
    2925 LBJ Freeway, Suite 188
    Dallas, Texas  75234
    Attn:  Robert Moehler, President

    with a copy to:

    Bellinger & DeWolf, L.L.P.
    750 North St.  Paul, Suite 900
    Dallas, Texas  75201
    Attn:  H. Len Musgrove, Esq.

    (e) Assignment, Successors and Assigns. This Agreement shall be binding upon the parties hereto, their heirs, personal representatives, successors and assigns.

    (f) Applicable Laws. This Agreement shall be construed and governed by the laws of the State of Texas. All parties hereto consent to the jurisdiction of the District Courts of the State of Texas and acknowledges that proper venue for any dispute under this Agreement shall be Dallas County, Texas.

    (g) Confidential Information/Press Release. E-Data and Rhino and their respective employees and agents shall not disclose to any other person any information including, without limitation, financial and operational information, procedures or techniques, sales methods and customer or potential customer lists learned by them during the course of any examination called for or conducted by them pursuant to this Agreement and treated as confidential by E-Data and Rhino, and if the transaction contemplated by this Agreement is not consummated, neither Rhino nor E-Data shall disclose, or use information so obtained in its own business. No press release may be made by any party hereto without the prior written consent of Rhino.

   (h) Entire Agreement. Except for the other agreements referenced herein, this Agreement constitutes the entire Agreement between the parties hereto, and no party hereto shall be bound by any communications between them on the subject matter hereof unless such communications are in writing, bear a date contemporaneous with or subject to the date hereof and are signed by the party against whom such change is asserted. Any prior written agreements or letters of intent between the parties shall, upon the execution of this Agreement, be null and void.

    (i) Headings and Definitions. The headings in the sections of this Agreement are inserted for convenience and shall not constitute a part hereof or affect the meaning or interpretation hereof.
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    IN WITNESS WHEREOF, each of the parties has executed this
Agreement have caused their corporate seals to be affixed as of the day and year first above written.

                    E-DATA ALLIANCE CORP.,
                    a Texas corporation


                    By:/s/Chris Miltenberger
                    ----------------------
                    Chris Miltenberger, President



                    RHINO ENTERPRISES GROUP, INC.,
                    a Nevada corporation

                    By:/s/Robert Moehler
                    --------------------
                    Robert Moehler, President

                          EXHIBIT "A"

                      SHAREHOLDER AGREEMENT

            [Not included but available upon request.]